Filed by Talawar Tx Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: JATT II Acquisition Corp

(Commission File No. 001-43237)

The following is a presentation to be presented by Talawar Tx Inc. on September 10, 2026.

Corporate Presentation September 2026

Forward-Looking Statements and Additional Information Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include Talawar Tx Inc.’s (the “Company” or “Talawar”) or its management teams expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "potential," "budget," "may," "will," "could," "should," "continue" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements related to the (i) Company's product candidates and pipeline, (ii) anticipated therapeutic benefits and clinical potential of the Company’s product candidates, (iii) Company's preclinical and clinical development plans and timelines, (iv) design and anticipated results of planned clinical trials, (v) Company’s expectations regarding the pharmacokinetic properties and dosing regimen of its product candidates, (vi) estimated timing, expected gross proceeds, expected cash runway and anticipated closing of the business combination between the Company and JATT II Acquisition Corp (“JATT”) and related transactions, including a private placement of public equity in the post-closing combined company (the “Proposed Transaction”), (vii) Company's competitive position and the potential advantages of its product candidates relative to existing therapies and competing approaches, (viii) projections of market opportunity and commercial potential, (ix) Company's ability to obtain regulatory approvals, (x) Company's intellectual property position, and (xi) Company’s future financial or business performance. Any such forward-looking statements are based upon current assumptions, may be simplified and may depend upon events outside the Company’s control. Other events, which were not taken into account, may occur and may significantly affect the analysis in this presentation. Actual results may therefore be materially different from such forward-looking statements, and such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on such forward-looking statements. Information concerning risk factors that may impact such forward-looking statements can be found in filings and potential filings by the Company with the U.S. Securities and Exchange Commission (the "SEC"), including under the heading "Risk Factors." You should not rely on forward-looking statements as predictions of future events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this presentation. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements. Except as may be required under law, the Company undertakes no obligation to revise or update these forward-looking statements to reflect future events or circumstances. Third Party Information This presentation contains estimates, projections and other data relating to third parties and their respective products, pipelines and commercial performance, including peak sales estimates, market size projections and clinical trial data, which have been derived from or based upon information prepared by, or sourced from, third-party industry publications, research reports, analyst estimates and other publicly available sources (collectively, "Third-Party Data"). While the Company believes such Third-Party Data to be reasonable, neither the Company nor any of its affiliates, officers, directors, employees, agents or advisors has independently verified the accuracy or completeness of any such Third-Party Data, and no representation or warranty, express or implied, is made with respect thereto. Third-Party Data is subject to significant uncertainty and is based on assumptions and estimates that may prove to be inaccurate. Neither the Company nor any other person assumes any obligation to update any projections or Third-Party Data for any reason after the date of this presentation. All trademarks or trade names of third parties referred to in this presentation are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this presentation is not intended to, and does not imply, a relationship with the Company or JATT, an endorsement or sponsorship by or of the Company or JATT or an implication that the Company or JATT will work or will continue to work with such third parties. Solely for convenience, the trademarks and trade names in this prospectus supplement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.2

Disclaimer and forward-looking statements Additional Information and Where to Find It In connection with the Proposed Transaction, Talawar has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes a proxy statement/prospectus to be distributed to JATT’s shareholders in connection with JATT's solicitation of proxies for the vote by JATT's shareholders in connection with the Proposed Transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the Proposed Transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to JATT shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, JATT shareholders and Company stockholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as they will contain important information. SECURITY HOLDERS OF JATT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders will be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to JATT II Acquisition Corp., 153 Central Avenue C/O 56 Westfield, NJ 07091. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication. Participants in the Solicitation Talawar, JATT and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Talawar’s and JATT's directors, executive officers and other members of management in the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Transaction when they become available. Information concerning the interests of JATT's and Talawar's participants in the solicitation, which may, in some cases, be different from those of JATT's or Talawar's shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above No Offer or Solicitation This presentation shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Talawar, JATT or the combined company resulting from the Proposed Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.3

Our steadfast commitment to those suffering from I&I disease: We are developing meaningful therapies purpose-built to smash through the current monotherapy efficacy plateau by leveraging the power and precision of bispecific antibodies. To improve lives by dramatically broadening and deepening responses for patients I&I: immunology and inflammation

Talawar aims to develop best-in-class bispecifics for I&I diseases Combinations in I&I diseases can break the monotherapy efficacy ceiling; doing this in AD may expand the largest future I&I market TALA-125 combines IL-13 and IL-18 inhibition: two orthogonal, validated mechanisms of action1 TALA-125 is designed as a 1+1, IgG-like bispecific, with excellent developability1 and a potentially best-in-indication product profile Rapid path to value inflection, with Ph1 trial expected to commence 1Q27 and Ph2b PoC data expected in 2H28 1Talawar internal data

Talawar's pipeline is powered by thoughtful design for transformative impact, beginning in atopic dermatitis

Program		Discovery	Preclinical	Expected Milestones
TALA-125	**Anti-IL-13 x IL-18 bispecific** *Atopic Dermatitis, Other Derm, Resp*			Ph1 start 1Q27 Ph1 readout 4Q27 Ph2b start 1Q28 Ph2b readout 2H28
TALA-307	**Anti-IL-13 x undisclosed MoA** *Immunologic Diseases*			Candidate selection expected 2027
TALA-711	**Anti-IL-13 x undisclosed MoA** *Immunologic Diseases*			Candidate selection expected 2027

Talawar Therapeutics

6

Combination approaches can break through the monotherapy efficacy ceiling in I&I diseases



Ulcerative Colitis
Clinical Remission¹ (%)
100%
50%
0%
Simponi golimumab
Tremfya (guselkumab)
25%
24%
47%
Anti-TNFα
Anti-IL-23
Anti-TNFα + Anti-IL23



Crohn's Disease
Endoscopic Remission² (%)
100%
50%
0%
HUMIRA adalimumab
Skyrizi
21%
21%
42%
Anti-TNFα
Anti-IL-23
Anti-TNFα + Anti-IL23



Psoriatic Arthritis
ACR50³ (%)
100%
50%
0%
Simponi golimumab
Tremfya (guselkumab)
29%
22%
44%
Anti-TNFα
Anti-IL-23
Anti-TNFα + Anti-IL23



Atopic Dermatitis
EASI75 ⁴ (%)
100%
50%
0%
Ebglyss (lebrikizumab-lbkz)
Aletekitug
33% - 42%
30%
?
Anti-IL-13
Anti-IL-18
Anti-IL-13 + Anti-IL-18

Talawar Therapeutics

[1]Clinical remission at 12 weeks from VEGA study, Feagan et al. 2023 Lancet Gastroenterol Hepatol Volume 8, Issue 4p307-320; [2]Endoscopic remission at 24 weeks from TARGET-CD platform study; (NCT06548542), as disclosed on ABBV's 1Q26 earnings call, per Guggenheim and LifeSci Capital research reports; [3]ACR50 at 24 weeks from AFFINITY study, Guggenheim research, EudraCT 2021-002012-31; [4]Data for EASI75 are presented on a placebo adjusted basis. Data above are not from head-to-head studies. Cross-trial data interpretation should be considered with caution as it is limited by differences in study design, phase, population, sample size, inclusion and exclusion criteria and many other factors; Ebglyss data (without TCS) from FDA labels; Aletekitug data from NIH Publication (Ellis et al. 2025 Allergy 81(2):539–551) ; no clinical trial conducted for Anti-IL-13 + Anti-IL-18 in AD and illustration represents our belief that this combination will lead to significant clinical benefits to patients with AD

7

We believe combining IL-13 and IL-18 inhibition will lead to significant clinical benefits in atopic dermatitis

IL-13 mAbs are **current standard of care,** and IL-18 mAbs are recently **de-risked in clinical trials**[1]

IL-18 inhibition has potential to **expand the addressable patient population**

IL-18 inhibition may improve itch **independently from Th2 pathway**

Talawar Therapeutics

[1] DeBusk et al. 2025 Dermatol Online J. 31(4):Article 2, 1-14; Ellis et al. 2026 Allergy 81:539–551; clinicaltrials.org; EVMN corporate presentation Phase 2a topline data (2/10/2026)

8

IL-13 and IL-18 are well-validated targets in atopic dermatitis[1]


IL-13 Programs[2]
IL-18 Programs[3]
vIGA-AD 0/1
(Pbo-adjusted)
30%
22%
28%
27%
12%
9%
35%
16%
15%
12%
23%

Company	Eli Lilly	Regeneron / Sanofi	Leo Pharma	Apogee	GSK	Novartis	Evommune
Program	Ebglyss	Dupixent	Adbry	Zumilokibart	Aletekitug	CMK389	EVO301
Current Phase	Approved	Approved	Approved	Phase 2	Phase 2	Phase 2	Phase 2
Est. Peak AD Sales ($B) [4]	$2.8	$18.3	$0.7	$5.8	--	--	$1.5

Talawar Therapeutics

[1]Data above are not from head-to-head studies. Cross-trial data interpretation should be considered with caution as it is limited by differences in study design, phase, population, sample size, inclusion and exclusion criteria and many other factors; different color shaded bars represent range of efficacy reported in respective clinical trials; [2]Dupixent, Ebglyss and Adbry Phase 3 monotherapy data from FDA labels (approved in US, EU, Japan; zumilokibart data from APGE APEX Phase 2 Part A readout corporate deck (7/7/2025); [3]Data for aletekitug from Ellis et al. 2026 Allergy 81:539–551, data from CMK389 from clinicaltrials.org and EVO301 data from EVMN corporate presentation Phase 2a topline data (2/10/2026). [4]Peak estimated sales in AD in billions of dollars, per EvaluatePharma and Wall Street Research.

9

TALA-125 is a potentially best-in-class IL-13 x IL-18 bispecific

- TALA-125 leverages the **validated lebrikizumab epitope**
- TALA-125's IL-18 binding arm binds the same epitope as aletekitug, which **spares IL-37-mediated anti-inflammatory** activity[1]
- TALA-125 demonstrates **affinity and potency in-line with respective best-in-class monotherapies**, with an excellent developability profile[1]
- TALA-125 utilizes **validated half-life extension** mutations, with a **projected ~60-90-day human half-life**



TALA-125

Talawar Therapeutics

[1] [1]Talawar internal data

10

IL-18 inhibition could potentially drive clinical efficacy in dupilumab-refractory patients

IL-18 inhibition shows meaningful clinical response in Th2-IR[1] patients



Aletekitug
Camoteskimab
0
-50
-100
% CFB EASI
N = 3
N = 6
94%
82%
GSK
APOLLO THERAPEUTICS

Higher baseline IL-18 levels correlate to poor dupilumab response[2]



IL18
*p = 1.1e-03
Pretreatment plasma/serum levels pg/mL (Log10(+0.1))
4
3
2
+++ ++ +
Responder group
+++ Early
++ Intermediate
+ Poor

IL-18 remains elevated in AD skin post-dupilumab and increases in flare[3]



Lesional skin
Non-lesional skin
pg/mL (log10)
10^4
10^3
10^2
10^1
10^0
10^-1
0 4 16 0 4 16
Treatment duration (weeks)
Index (Flare) patient
Other patients
Median of other patients

[1]Dupilumab-inadequate responders (Dupi-IR) defined as patients whose disease was not adequately controlled following at least 16 weeks of dupilumab treatment, or who could not tolerate dupilumab, per GSK clinical protocol amendment 6/6/2022 (NCT04975438). Clinicaltrials.gov (NCT04975438), Guttman-Yassky et al. EADV 2024 poster P0550 and Apollo SID 2026 poster, LB 1156, Siverberg et al. Data above are not from head-to-head studies. Cross-trial data interpretation should be considered with caution as it is limited by differences in study design, phase, population, sample size, inclusion and exclusion criteria and many other factors; [2]Fukushima-Nomura et al. 2025 Nature Communications 16:4981; [3]Van der Risjt et al. 2025 Clin Exp Allergy 55:552–563.

Talawar Therapeutics

11

Targeting IL-13 and IL-18 mitigates itch via two independent pathways (Th2 and non-Th2)1 Anti-IL-18 shows similar effect on itch to Nemluvio IL-18 KO addresses Th2-independent itch CFB in mean absolute PP-NRS -3 -6 0 Nemolizumab2 N = 50 - 4.6 Placebo N = 44 -1.5 Aletekitug3 N = 12 - 4.6 - 0.5 Placebo N = 7 Scratches per 10 minutes IL-18 deletion alleviates scratching in the caspase 1 non-Th2-based mouse model4 0 100 200 300 400 500 600 WT Il-18 OE CASP1 OE IL 18-/- CASP1 OE Stat6-/- CASP1 OE 1Data above are not from head-to-head studies. Cross-trial data interpretation should be considered with caution as it is limited by differences in study design, phase, population, sample size, inclusion and exclusion criteria and many other factors; 2Silverberg et al. 2021 JEADV Volume 35, Issue 7: 1562-1568; nemolizumab itch data at 4 weeks derived from subpopulation analysis from Phase 2b atopic dermatitis study in patients with EASI ≥16; 3Kelly et al. 2023 EADV abstract 4304, itch endpoint measured at 12 weeks; 4Konishi et al 2002 PNAS 99 (17) 11340-11345

IL-13 x IL-18 are key orthogonal drivers of atopic dermatitis that together could deliver synergistic effects on itch



IL-13
IL-13
Natural cytokine modulator
Decoy receptor
IL-13R
JAK/STAT
Clearance
Th2 inflammation
Skin, atopic dermatitis
Keratinocytes
Inflammation
IL-13
IL-18
Th2
Th1
IL-4
IL-31
IFN-γ
Inflammatory immune cells
IL-18
IL-18
Natural cytokine modulator
IL-18BP
IL-37
IL-18Rα
IL-18Rβ
IL-18Rα
IL-18Rβ
MyD88
IRAK
Anti-inflammatory signal
Th1 inflammation
Lesions, itch

Figures created with Adobe Illustrator

Talawar Therapeutics

CONFIDENTIAL

13

TALA-125 inhibits IL-13 and IL-18 signaling while preserving natural modulation



IL-13
IL-13
TALA-125
Natural cytokine modulator
Decoy receptor
IL-13R
Inflammatory signal blocked
Clearance preserved
Th2 inflammation
Skin, atopic dermatitis
Keratinocytes
IL-13
IL-18
Th2
Th1
Inflammatory immune cells
IL-18
IL-18
Natural cytokine modulator
IL-18BP
IL-37
TALA-125
IL-18Rβ
IL-18Rα
IL-18Rα
IL-18Rβ
Inflammatory signal blocked
Anti-inflammatory signal preserved
Th1 inflammation
Lesions, itch

Figures created with Adobe Illustrator

Talawar Therapeutics

CONFIDENTIAL

14

TALA-125 utilizes the well-validated lebrikizumab epitope, preserving natural IL-13 regulation

TALA-125 & Lebrikizumab Target Same Epitope[1]



+ Preserved IL-13 clearance
TALA-125, Lebrikizumab
IL-13
TALA-125
Natural cytokine modulator
Decoy receptor
IL-13R
Inflammatory signal blocked
Clearance preserved
Th2 inflammation
✕ IL-13 clearance lost
Tralokinumab
IL-13
Natural cytokine modulator
Decoy receptor
IL-13R
Inflammatory signal blocked
No clearance
Th2 inflammation

Key Advantages of TALA-125

- Like lebrikizumab, TALA-125 prevents IL-13 signaling via IL-4R but maintains binding to IL-13Rα2 (decoy receptor) for cytokine clearance, naturally regulating IL-13 signaling
- Lebrikizumab has demonstrated superior efficacy cross-trial, with higher placebo-adjusted EASI75 (33-42% vs. 12-23% for tralokinumab)[2,3]

Talawar Therapeutics

[1]Figure created with Adobe Illustrator and adapted from Zhu et al. 2025 J Allergy Clin Immu Glob VOLUME 4, NUMBER 4: 1-8; [2]Data above are not from head-to-head studies. Cross-trial data interpretation should be considered with caution as it is limited by differences in study design, phase, population, sample size, inclusion and exclusion criteria and many other factors; [3]ECZTRA 1 & 2 and Ebglyss FDA label

15

TALA-125 neutralizes IL-18 without interfering with IL-37-mediated anti-inflammatory activity[1,2]

Aletekitug (GSK) & TALA-125

+ IL-18 competition preserved

TALA-125, Aletekitug



Natural cytokine modulator
IL-18BP
IL-18
IL-37
TALA-125
IL-18Rβ
IL-18α
Inflammatory signal blocked
Anti-inflammatory signal preserved
Th1 inflammation

CMK389 (Novartis) & Camoteskimab (Apollo)

✕ IL-18 competition disrupted

CMK389, Camoteskimab



Natural cytokine modulator
IL-18BP
IL-18
IL-37
IL-18Rβ
IL-18α
Inflammatory signal blocked
Anti-inflammatory signal lost
Th1 inflammation

Key Advantages of TALA-125

- Avoids displacing the natural IL-18 inhibitor IL-18BP, unlike CMK389 or camoteskimab[2]
- Designed to preserve anti-inflammatory IL-37 signaling
- TALA-125 forms a complex with IL-18, which is designed to enhance neutralization

Talawar Therapeutics

[1]Figure created with Adobe Illustrator; Landy et al. 2025. Nat Rev Rheum Vol 20, 33-47
[2]TALA -125 mediates IL-18 signalling without interfering with IL-18bp binding, allowing for IL-37 anti-inflammatory role, data on file and J Allergy Clin Immunol. 2025 Nov;156(5):1160-1172.

16

TALA-125 has comparable affinity and potency to anti-IL-13 and anti-IL-18, with a promising developability profile Method Comparable Affinity and Potency to Best-in-Class Reference Binders1 Antibody SPR (Affinity) Reference TALA-125 IL-13 (pM) IL-18 (pM) <5.5 <7.2 <6.4 <6.8 IL-13 RGA HEK assay IL-18 IL-18 RGA HEK assay TALA = 490pM Ref = 450pM Concentration RGA HEK assay Ref = 39pM Inhibition (%) 100 50 10-2 100 102 Promising Developability Profile2 High expression titer (currently at 10g/L) with concentrations of 150mg/mL High bispecific assembly purity, with well-balanced potency between IL-13 and IL-18 Commercial formulation expected prior to Ph2 start 1Talawar internal data, using in-house generated binders of IL-13 (lebrikizumab sequence) and IL-18 (aletekitug sequence) formatted into bispecifics; 2Talawar internal data 0

TALA-125 utilizes well-validated half-life extension, with an expected human half-life of ~60 to 90 days TALA-125 has a ~1.6x fold increase in NHP half-life vs. lebrikizumab1… … which is expected to support extended dosing intervals in humans3 Lebrikizumab Half-life 15.8 days TALA-125 Half-life 25 days Lebrikizumab Half-life 15.8 days 020 40 60 80 100 Days post injection IV administration ~1.6x increase is equivalent to fold-increase observed with IV zumilokibart over lebrikizumab in NHPs2 Human: NHP ratio Implied '125 human half-life ~90 days ~75 days ~60 days Half-life extended mAbs Non-half-life extended mAbs NHP half-life (days) Human half-life (days Human: Implied '125 human half-life NHP ratio 1Talawar internal data. No significant safety findings identified in any of the animals in a single 3mg/kg IV TALA-125 tox study. In a 5-week Dose-Range Finding Toxicity Study in Cynomolgus Monkeys, 150 mg/kg TALA-125 was dosed IV and SQ on Days 1, 15, and 29. The study has been completed and final histopathology report is pending. There were no clinical signs identified during dosing, with the exception of reversible, Grade 1 (dermal Draize scale) injection site reactions. Local tolerance in NHP is rarely predictive for humans since the SC dose volume in NHP is 5 mL/kg and the formulation used is not the final formulation. No significant treatment-induced changes were reported for body weight or lab parameters available. In-vitro ADA profiling (human DC:CD4 co-culture assay) across 30 donors did not raise any concerns. Some probable ADAs seen in single dose 3mg/kg IV NHP PK study based on decline in exposure in the lebrikizumab and TALA-125 groups in a minority of animals. No changes in exposure suggestive of ADAs were observed during the 150mg/kg DRF study. 2Zhu et al. J Allergy Clin Immunol Glob. 2025 Jul 30;4(4):100545; 3Data for half-life extended and non-half-life extended mAbs from peer-reviewed publications, company presentations and posters, and regulatory label documents; NHP: non-human primates; HLE: half-life extended

TALA-125 is projected to suppress IL-13 in line with monotherapies, with IL-18 inhibition beyond aletekitug IL-13 suppression in induction designed to match lebrikizumab / zumilokibart1 Potential TALA-125 Induction Regimen (W0, 2, 4, 12) Zumilokibart APEX Regimen (W0, 2, 4, 12) Lebrikizumab Approved Regimen %bound IL-13 compared BL 100.0 99.9 99.8 99.7 99.6 80 60 40 20 0 loading induction time weeks Multiple TALA-125 maintenance regimens planned to be tested in Ph2b following 16-week induction IL-18 suppression designed to match or exceed aletekitug Phase 2a dose2 %bound IL-18 compared BL Percentage bound IL-18 compared to baseline weeks Loading Induction Sustained IL-18 inhibition with long PD effect could potentially drive superior efficacy vs. aletekitug 1 2 Talawar internal data TalawarTherapeutics

Efficient path to clinical proof-of-concept and potential value inflection for TALA-125

	2027	2028	2029
Key Milestones	**Interim Ph1 HV data** *Safety, PK, half-life extension*	**Ph2b 16wk data** *Induction-phase efficacy*	**Ph2b 28wk data** *Durability of response*
Clinical Development Path	Ph1 HV SAD n=56 Ph1 HV MAD n=24	Ph2b AD (n ~ 180)	

Strong anticipated cash position based on combined cash from the PIPE and SPAC following closing of transactions, with expected cash runway into 2029

Talawar Therapeutics

20

TALA-125 Addresses De-risked Targets Combines two validated mechanisms in AD, with potential to vastly broaden and deepen clinical responses Rationally designed for optimal developability, high potency and extended human half-life Efficient path to value inflection enabled by validated targets and well-trodden development path: Ph1 SAD/MAD directly to Ph2b Novel IP for composition of matter expected into 2047 Robust Pipeline of Novel Multi-specifics for I&I TALA-307 & TALA-711: next-generation IL-13-targeting bispecifics and multi-specifics for I&I indications with significant unmet medical need Proven Leadership Poised for Execution Talawar management has significant development and operational expertise in I&I Setting a New Standard in I&I Diseases

Talawar is led by a team of highly experienced drug developers with deep expertise in I&I Management Team Marc Schegerin MD, MBA Chief Executive Officer Fabio Nunes MD, MMSc Chief Medical Officer Steve Migausky Chief Legal and Administrative Officer Kristine Callahan CPA VP, Controller Evan Taddeo PhD VP, Corporate Development Board of Directors Dan Becker, MD, PhD Christine Borowski, PhD Someit Sidhu, MD Praveen Tipirneni, MD, MBA Marc Schegerin, MD, MBA

Corporate overview Corporate Timeline Incorporation of Talawar Tx Inc. Marc Schegerin, M.D. appointed CEO License Agreement with Khanda Therapeutics for TALA-307 Program Execution of Business Combination Agreement with JATT II and concurrent PIPE Subscription Agreements March 2026 April 2026 May 2026 June 2026 July 2026 License Agreement with Khanda Therapeutics for TALA-125 Program Option Agreement with Khanda Therapeutics for TALA-711 Program Pending Business Combination and PIPE Financing Pending business combination with JATT II Acquisition Corp, a SPAC (“JATT II”), and a concurrent $225 million PIPE of common stock at $10.00 per share, is expected to result in $285 million in gross proceeds (assuming no redemptions by JATT II’s public shareholders) to the combined company and expected cash runway into 2029. PIPE is led by founding investor Access Biotechnology and includes participation from Bain Capital Life Sciences, Deep Track Capital, RA Capital Management, Janus Henderson Investors, Vianti Capital, Farallon Capital Management, and other leading healthcare dedicated investors and mutual funds. The transactions are expected to close in the fourth quarter of 2026, subject to customary closing conditions (including approval by JATT II shareholders), and the combined company is expected to trade on the Nasdaq Capital Market under the ticker symbol “TLWR”.

Thank you